Exhibit 99.1

IGI Reports Third Quarter and First Nine Months of 2024 Unaudited Financial Results

HAMILTON, Bermuda, November 5, 2024 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the third quarter and first nine months of 2024.

Highlights for the third quarter and first nine months of 2024 include:

(in millions of U.S. Dollars, except percentages and per share information)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Gross written premiums	$138.3	$150.3	$525.5	$523.8
Net premiums earned	$126.1	$108.9	$362.5	$332.2
Underwriting income (1)	$41.4	$49.7	$138.7	$139.5
Net investment income	$11.5	$9.0	$40.3	$35.7
Net income for the period	$34.5	$10.9	$105.1	$85.2
Combined ratio (1)	86.0%	73.2%	80.5%	74.9%
Earnings per share (diluted) (2)	$0.75	$0.24	$2.31	$1.82
Return on average equity (annualized) (3)	22.3%	9.3%	23.5%	25.8%
Core operating income (3)	$30.7	$36.3	$103.9	$103.7
Core operating earnings per share (diluted) (3)	$0.67	$0.79	$2.29	$2.22
Core operating return on average equity (annualized) (3)	19.8%	31.0%	23.2%	31.4%

(1)	See “Supplementary Financial Information” below.

(2)	See “Note to the Consolidated Financial Statements (Unaudited)” below.

(3)	See the section titled “Non-GAAP Financial Measures” below.

IGI President & CEO Mr. Waleed Jabsheh said, “We had another quarter of strong performance with solid underwriting margins as well as a more favorable investment environment. While the third quarter was marked by heavier catastrophe losses globally as well as varied underwriting and financial markets, we have remained focused on consistently executing our strategy, at a time when risk selection and discipline are critical. All in for the third quarter, we recorded net income of $34.5 million, and a return on average equity of 22.3%.”

“As we look ahead to 2025, we are in our strongest position ever, with a solid and consistently growing capital base. At September 30, 2024, total equity was $651.6 million, an increase of more than $100 million or 20.6% from December 31, 2023. This, in addition to our focus on building a larger and more diversified underwriting portfolio, has created a strong foundation and a level of resilience that will continue to serve us well in the future.”

“As always, consistent and sustainable value creation is at the core of everything we do at IGI. In the first nine months of 2024, we grew our book value per share by 18.6% to $14.71. In addition to paying out more than $25 million in common share dividends for the year to date to September 30, 2024, we continued to repurchase our common shares. We will continue to focus on delivering strong returns and generating value for our shareholders for the remainder of 2024 and beyond.”

Results for the Periods ended September 30, 2024 and 2023

Net income for the quarter ended September 30, 2024 was $34.5 million compared to $10.9 million for the quarter ended September 30, 2023. The increase in net income was primarily driven by an increase in net premiums earned of $17.2 million, a decrease of $15.5 million in the change in fair value of derivative financial liabilities and a change of $15.1 million in the net foreign exchange gain (loss) over the third quarter of 2023. This was partially offset by a $24.4 million increase in net loss and loss adjustment expenses, which were negatively impacted by the currency revaluation on loss reserves denominated in Pounds Sterling during the third quarter of 2024.

Return on average equity (annualized) was 22.3% for the third quarter of 2024, compared to 9.3% for the third quarter of 2023.

Core operating income, a non-GAAP measure, was $30.7 million for the quarter ended September 30, 2024, compared to $36.3 million for the same period in 2023. The core operating return on average equity (annualized) was 19.8% for the third quarter of 2024 compared to 31.0% for the third quarter of 2023.

Gross written premiums were $138.3 million for the quarter ended September 30, 2024, compared to $150.3 million for the quarter ended September 30, 2023. The decrease was reflected in all segments.

The loss ratio was 51.5% for the quarter ended September 30, 2024, an increase of 14.2 points when compared to 37.3% for the quarter ended September 30, 2023. The increase in the loss ratio was primarily driven by unfavorable development of net loss reserves from prior accident years of 5.6 points, compared to favorable development of 12.7 points for the quarter ended September 30, 2023. The unfavorable development of net loss reserves from prior accident years in the third quarter of 2024 primarily resulted from the currency revaluation on prior period loss reserves denominated in Pounds Sterling in the Long-tail Segment, while the third quarter of 2023 benefited from the currency devaluation impact on loss reserves denominated in Pounds Sterling.

The net policy acquisition expense ratio was 15.6% in the third quarter of 2024 compared to 17.1% in the same quarter of 2023.

The general & administrative expense ratio was 18.9% for the quarter ended September 30, 2024, compared to 18.8% in the prior year third quarter.

The combined ratio for the quarter ended September 30, 2024 was 86.0%, compared to 73.2% in the prior year third quarter.

Net income for the nine months ended September 30, 2024 increased 23.3% to $105.1 million compared to $85.2 million for the nine months ended September 30, 2023. The increase in net income was primarily driven by an increase in net premiums earned of $30.3 million, a decrease of $15.6 million in the change in fair value of derivative financial liabilities, and positive movement of $8.1 million in net foreign exchange. This was partially offset by an increase of $29.9 million in net loss and loss adjustment expenses in the first nine months of 2024 when compared to the same period in 2023.

Return on average equity (annualized) was 23.5% for the first nine months of 2024, compared to 25.8% for the first nine months of 2023.

Core operating income, a non-GAAP measure, was $103.9 million for the nine months ended September 30, 2024, compared to $103.7 million for the same period in 2023. The core operating return on average equity (annualized) was 23.2% for the first nine months of 2024, compared to 31.4% for the first nine months of 2023.

Underwriting income remained relatively flat at $138.7 million in the first nine months of 2024 compared to $139.5 million for the first nine months of 2023, with the increase in net premiums earned offset by a higher level of net loss and loss adjustment expenses.

Gross written premiums were $525.5 million for the nine months ended September 30, 2024 compared to gross written premiums of $523.8 million for the nine months ended September 30, 2023. The increase was driven by growth in the Reinsurance and Short-tail Segments, partially offset by the decrease in the Long-tail Segment.

The loss ratio for the nine months ended September 30, 2024 was 45.3% compared to 40.5% for the same period in 2023.

The net policy acquisition expense ratio was 16.4% in the first nine months of 2024, compared to 17.5% in the same period of 2023.

The general & administrative expense ratio was 18.8% for the first nine months of 2024 compared to 16.9% for the first nine months of 2023, largely driven by higher human resources costs in line with the Company’s growth.

The combined ratio for the nine months ended September 30, 2024 was 80.5% compared to 74.9% for the nine months ended September 30, 2023.

Segment Results

The Specialty Short-tail Segment, which represented 58% of the Company’s gross written premiums for the nine months ended September 30, 2024, generated gross written premiums of $74.7 million for the third quarter of 2024, compared to $77.4 million in the third quarter of 2023. Net premiums earned were $67.4 million, an increase of 10.7% compared to $60.9 million in the same quarter in 2023. Underwriting income was $34.7 million compared to $20.8 million for the same quarter of 2023, with the increase primarily driven by higher net premiums earned and a lower level of net loss and loss adjustment expenses during the third quarter of 2024, compared to the same period in 2023.

Gross written premiums for the nine months ended September 30, 2024 were $306.1 million, an increase of 3.5% compared to $295.5 million for the first nine months of 2023. Net premiums earned for the nine months ended September 30, 2024 were $193.6 million, an increase of 11.5% compared to $173.6 million in the same period in 2023. Underwriting income was $91.2 million for the nine months ended September 30, 2024, an increase of 14.3% compared to $79.8 million in the first nine months of 2023, primarily due to a higher level of net premiums earned, partially offset by a higher level of net loss and loss adjustment expenses in the first nine months of 2024.

The Specialty Long-tail Segment, which represented 27% of the Company’s gross written premiums for the nine months ended September 30, 2024, recorded gross written premiums of $50.1 million for the third quarter of 2024, a decrease of 13.0% compared to $57.6 million for the third quarter of 2023. Net premiums earned for the quarter ended September 30, 2024 were $36.9 million, a decrease of 2.9% compared to $38.0 million in the same quarter in 2023, primarily as a result of the lower level of gross written premiums. This segment recorded an underwriting loss of $1.0 million compared to underwriting income of $23.1 million in the third quarter of 2023, largely due to a higher volume of net loss and loss adjustment expenses. In the third quarter of 2024, net loss and loss adjustment expenses included unfavorable development of net loss reserves from prior accident years of $8.5 million. This compares to favorable development of $11.1 million in the same period in 2023. The unfavorable development of net loss reserves from prior accident years in the third quarter of 2024 was primarily attributed to the impact of currency revaluation on prior period loss reserves denominated in Pounds Sterling.

Gross written premiums for the nine months ended September 30, 2024 were $140.8 million, a decrease of 13.2% compared to $162.3 million for the first nine months of 2023. Net premiums earned for the nine months ended September 30, 2024 were $110.5 million, a decrease of 8.1% compared to $120.2 million in the same period in 2023, primarily as a result of the lower level of gross written premium. Underwriting income was $25.2 million for the nine months ended September 30, 2024, a decrease of 50.0% compared to $50.4 million in the first nine months of 2023, primarily due to a lower level of net premiums earned and a higher level of net loss and loss adjustment expenses in the first nine months of 2024.

The Reinsurance Segment, which represented 15% of the Company’s gross written premiums for the nine months ended September 30, 2024, recorded gross written premiums of $13.5 million compared to $15.3 million for the third quarter of 2023. Net premiums earned for the quarter ended September 30, 2024 were $21.8 million, an increase of $11.8 million compared to $10.0 million for the same quarter in 2023. Underwriting income increased to $7.7 million for the third quarter of 2024, compared to $5.8 million for the third quarter of 2023, primarily the result of the higher level of net premiums earned, partially offset by a higher level of net loss and loss adjustment expenses during the third quarter of 2024.

Gross written premiums for the nine months ended September 30, 2024 were $78.6 million, an increase of 19.1% compared to $66.0 million for the first nine months of 2023. Net premiums earned for the nine months ended September 30, 2024 were $58.4 million, an increase of 52.1% compared to $38.4 million in the same period in 2023, primarily as a result of the higher level of gross written premium. Underwriting income increased to $22.3 million in the first nine months of 2024, compared to $9.3 million in the first nine months of 2023, primarily due to a higher level of net premiums earned in the first nine months of 2024.

Investment Results

Investment income increased by 26.0% to $13.1 million as compared to the prior year third quarter, driven by higher yields on a larger fixed income portfolio. In total, the investment yield on average total investments and cash and cash equivalents was 4.2%, up from 3.9% in the corresponding period in 2023. Net investment income was $11.5 million for the third quarter of 2024, compared to $9.0 million for the third quarter of 2023

Investment income increased 31.9% to $38.0 million for the nine months ended September 30, 2024 as compared to $28.8 million for the same period in 2023. This represented an annualized investment yield of 4.3% compared to a 3.8% annualized investment yield in the corresponding period in 2023. Net investment income was $40.3 million in the first nine months of 2024, compared to $35.7 million in the first nine months of 2023.

Net Foreign Exchange Gain (Loss)

The net foreign exchange gain in the third quarter of 2024 was $8.6 million, compared to a loss of $6.5 million in the third quarter of 2023, both of which primarily represent currency revaluation movements. During the third quarter of 2024, we recorded positive currency movement in the Company’s major transactional currencies (mainly Pound Sterling and Euro) against the U.S. Dollar, compared to negative currency movement in the third quarter of 2023.

The net foreign exchange gain in the first nine months of 2024 was $4.7 million, compared to a loss of $3.4 million in the first nine months of 2023.

Total Shareholders’ Equity

Total shareholders’ equity at September 30, 2024 was $651.6 million, compared to $540.5 million at December 31, 2023. The movement in total shareholders’ equity during the quarter and nine months ended September 30, 2024 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended September 30, 2024	Nine Months Ended September 30, 2024
Total Shareholders’ equity at beginning of period	$588.2	$540.5
Net income for the period	$34.5	$105.1
Unrealized gains during the period on available-for-sale investments	$27.2	$23.8
Change in foreign currency translation reserve	-	$0.1
Purchase of treasury shares (a)	$(5.8)	$(18.2)
Share-based compensation expense during the period	$1.3	$3.5
Vesting of earnout shares	$7.2	$22.2
Cash dividends declared during the period	$(1.0)	$(25.4)
Total shareholders’ equity at September 30, 2024	$651.6	$651.6

Book value per share was $14.71 at September 30, 2024, reflecting growth of 18.6% over book value per share of $12.40 at December 31, 2023.

(a)	In the third quarter of 2024, the Company repurchased approximately 341,592 common shares at an average price per share of $16.97. In the first nine months of 2024, the Company repurchased 1,256,267 common shares at an average price per share of $14.50. At September 30, 2024, the Company had approximately 2.5 million common shares remaining under its existing 7.5 million common share repurchase authorization.

International General Insurance Holdings Ltd.

Consolidated Statements of Income (Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars except per share data)	2024	2023	2024	2023

Gross written premiums	$138.3	$150.3	$525.5	$523.8
Ceded written premiums	$(60.8)	$(60.7)	$(154.6)	$(142.2)
Net written premiums	$77.5	$89.6	$370.9	$381.6
Net change in unearned premiums	$48.6	$19.3	$(8.4)	$(49.4)
Net premiums earned	$126.1	$108.9	$362.5	$332.2
Investment income	$13.1	$10.4	$38.0	$28.8
Net realized gain on investments	$0.1	$4.7	$0.2	$4.7
Net unrealized (loss) gain on investments	$(1.8)	$(5.9)	$2.2	$2.1
Change in allowance for expected credit losses on investments	$0.1	$(0.2)	$(0.1)	$0.1
Net investment income	$11.5	$9.0	$40.3	$35.7
Other revenues	$0.5	$0.6	$1.0	$1.7
Total revenues	$138.1	$118.5	$403.8	$369.6
Expenses
Net loss and loss adjustment expenses	$(65.0)	$(40.6)	$(164.3)	$(134.4)
Net policy acquisition expenses	$(19.7)	$(18.6)	$(59.5)	$(58.3)
General & administrative expenses	$(23.8)	$(20.5)	$(68.3)	$(56.3)
Change in allowance for expected credit losses on receivables	$(0.2)	$0.5	$(1.8)	$(0.4)
Change in fair value of derivative financial liabilities	$(1.7)	$(17.2)	$(4.9)	$(20.5)
Other expenses	$(0.7)	$(3.3)	$(3.1)	$(4.9)
Net Foreign exchange gain (loss)	$8.6	$(6.5)	$4.7	$(3.4)
Total expenses	$(102.5)	$(106.2)	$(297.2)	$(278.2)
Net income before tax	$35.6	$12.3	$106.6	$91.4
Income tax expense	$(1.1)	$(1.4)	$(1.5)	$(6.2)
Net income for the period	$34.5	$10.9	$105.1	$85.2
Diluted earnings per share attributable to equity holders (1)	$0.75	$0.24	$2.31	$1.82

(1)	See “Note to the Consolidated Financial Statements (Unaudited)”

International General Insurance Holdings Ltd.

Consolidated Balance Sheets (Unaudited)

(in millions of U.S. Dollars)	As at September 30, 2024	As at December 31, 2023
ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value	$979.0	$765.6
Fixed maturity securities held to maturity	$2.0	$2.0
Equity securities, at fair value	$27.7	$26.2
Other investments	$12.7	$11.1
Short-term investments	$76.0	$42.2
Term deposits	$30.8	$105.1
Equity-method investments measured at fair value	$1.9	$3.5
Total investments	$1,130.1	$955.7
Cash and cash equivalents	$160.5	$177.0
Accrued investment income	$14.4	$11.5
Premiums receivable	$257.6	$245.2
Reinsurance recoverables	$212.3	$223.1
Ceded unearned premiums	$107.9	$98.0
Deferred policy acquisition costs, net of ceding commissions	$67.5	$65.3
Deferred tax assets, net	$3.5	$4.1
Other assets	$56.1	$58.0
TOTAL ASSETS	$2,009.9	$1,837.9

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	$770.7	$712.1
Unearned premiums	$461.8	$443.5
Other liabilities	$32.6	$34.8
Insurance and reinsurance payables	$93.2	$89.7
Derivative financial liabilities	-	$17.3
TOTAL LIABILITIES	$1,358.3	$1,297.4

SHAREHOLDERS’ EQUITY
Common shares at par value	$0.5	$0.4
Additional paid-in capital	$148.3	$137.6
Treasury shares	$(3.3)	-
Accumulated other comprehensive income, net of taxes
Foreign currency translation reserve	$(0.3)	$(0.4)
Fair value reserve	$3.6	$(20.2)
Retained earnings	$502.8	$423.1
TOTAL SHAREHOLDERS’ EQUITY	$651.6	$540.5
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,009.9	$1,837.9

International General Insurance Holdings Ltd.

Supplementary Financial Information – Combined Ratio (Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

Loss ratio (a)	51.5%	37.3%	45.3%	40.5%
Net policy acquisition expense ratio (b)	15.6%	17.1%	16.4%	17.5%
General and administrative expense ratio (c)	18.9%	18.8%	18.8%	16.9%
Expense ratio (d)	34.5%	35.9%	35.2%	34.4%
Combined ratio (e)	86.0%	73.2%	80.5%	74.9%

(a)	Represents net loss and loss adjustment expenses as a percentage of net premiums earned.

(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.

(c)	Represents general and administrative expenses as a percentage of net premiums earned.

(d)	Represents the sum of the net policy acquisition expenses ratio and the general and administrative expense ratio.

(e)	Represents the sum of the loss ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at September 30, 2024	As at December 31, 2023
Investments	$1,130.1	$955.7
Cash and cash equivalents	$160.5	$177.0
Total investments and cash and cash equivalents	$1,290.6	$1,132.7

Common shares outstanding (in millions)*	45.3	46.1
Minus: Unvested shares (in millions)**	1.0	2.5
Number of vested common outstanding shares (in millions) (a)	44.3	43.6

Total shareholders’ equity (b)	$651.6	$540.5
Book value per share (b)/(a)	$14.71	$12.40

* Common shares issued and outstanding as at September 30, 2024 are as follows:

No. of shares as at
September 30, 2024
Vested common shares as of December 31, 2023	43,584,549
Treasury shares balance as of December 31, 2023	3,800
Vested restricted share awards	397,293
Vested earnout shares	1,612,500
Cancelled treasury shares	(1,083,203)
Treasury shares balance as of September 30, 2024	(176,864)
Total vested common shares as of September 30, 2024	44,338,075

Unvested earnout shares as of September 30, 2024	-
Unvested restricted share awards as of September 30, 2024	1,002,665
Total unvested shares as of September 30, 2024	1,002,665
Total common shares outstanding as of September 30, 2024	45,340,740

**	3,012,500 Earnout Shares were originally subject to vesting at stock prices ranging from $11.50 to $15.25, and were entitled to dividends and voting rights, but were non-transferable by their holders until they vested. As of September 30, 2024, the vesting conditions attached to Earnout Shares have been met for all tranches totaling 3,012,500 shares, and these shares are now included in the weighted average number of common shares outstanding for the calculation of diluted earnings per share. Restricted Share Awards were issued pursuant to the Company’s 2020 Omnibus Incentive Plan and beneficiaries are entitled to dividends and voting rights. However, the Restricted Share Awards are non-transferable by their holders until they vest per the respective Restricted Share Award Agreements. At September 30, 2024, the vesting conditions attached to the unvested Restricted Share Awards to employees have not been met.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended September 30, 2024

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$50.1	$74.7	$13.5	$138.3
Ceded written premiums	$(13.8)	$(47.0)	-	$(60.8)
Net written premiums	$36.3	$27.7	$13.5	$77.5
Net change in unearned premiums	$0.6	$39.7	$8.3	$48.6
Net premiums earned	$36.9	$67.4	$21.8	$126.1

Net loss and loss adjustment expenses	$(30.9)	$(22.6)	$(11.5)	$(65.0)
Net policy acquisition expenses	$(7.0)	$(10.1)	$(2.6)	$(19.7)
Underwriting income	$(1.0)	$34.7	$7.7	$41.4

For the quarter ended September 30, 2023

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$57.6	$77.4	$15.3	$150.3
Ceded written premiums	$(16.4)	$(44.3)	-	$(60.7)
Net written premiums	$41.2	$33.1	$15.3	$89.6
Net change in unearned premiums	$(3.2)	$27.8	$(5.3)	$19.3
Net premiums earned	$38.0	$60.9	$10.0	$108.9

Net loss and loss adjustment expenses	$(7.7)	$(30.0)	$(2.9)	$(40.6)
Net policy acquisition expenses	$(7.2)	$(10.1)	$(1.3)	$(18.6)
Underwriting income	$23.1	$20.8	$5.8	$49.7

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

For the nine months ended September 30, 2024

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$140.8	$306.1	$78.6	$525.5
Ceded written premiums	$(40.3)	$(112.8)	$(1.5)	$(154.6)
Net written premiums	$100.5	$193.3	$77.1	$370.9
Net change in unearned premiums	$10.0	$0.3	$(18.7)	$(8.4)
Net premiums earned	$110.5	$193.6	$58.4	$362.5

Net loss and loss adjustment expenses	$(64.2)	$(71.9)	$(28.2)	$(164.3)
Net policy acquisition expenses	$(21.1)	$(30.5)	$(7.9)	$(59.5)
Underwriting income	$25.2	$91.2	$22.3	$138.7

For the nine months ended September 30, 2023

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$162.3	$295.5	$66.0	$523.8
Ceded written premiums	$(45.9)	$(96.3)	-	$(142.2)
Net written premiums	$116.4	$199.2	$66.0	$381.6
Net change in unearned premiums	$3.8	$(25.6)	$(27.6)	$(49.4)
Net premiums earned	$120.2	$173.6	$38.4	$332.2

Net loss and loss adjustment expenses	$(45.1)	$(66.4)	$(22.9)	$(134.4)
Net policy acquisition expenses	$(24.7)	$(27.4)	$(6.2)	$(58.3)
Underwriting income	$50.4	$79.8	$9.3	$139.5

International General Insurance Holdings Ltd.

Supplementary Financial Information – Investment Yield (Unaudited)

The following table shows the investment yield calculation:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except percentages)	2024	2023	2024	2023
Investment income	$13.1	$10.4	$38.0	$28.8
Average total investments and cash and cash equivalents(i)	$1,256.0	$1,062.2	1,190.9	$1,013.4
Investment Yield (annualized)	4.2%	3.9%	4.3%	3.8%

(i)	This represents the average of the month end fair value balances of total investments and cash and cash equivalents in each reporting period.

International General Insurance Holdings Ltd.

Note to the Consolidated Financial Statements (Unaudited)

(1)	Represents net income for the period available to common shareholders divided by the weighted average number of vested common shares – diluted calculated as follows:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except share and per share information)	2024	2023	2024	2023
Net income for the period	$34.5	$10.9	$105.1	$85.2
Minus: Net income attributable to the earnout shares	$0.2	$0.7	$1.3	$5.5
Minus: Dividends attributable to restricted share awards	-	-	$0.6	-
Net income available to common shareholders (a)	$34.3	$10.2	$103.2	$79.7
Weighted average number of shares – diluted (in millions of shares) (b)*	45.8	43.0	44.6	43.7
Diluted earnings per share attributable to equity holders (a/b)	$0.75	$0.24	$2.31	$1.82

*	The weighted average number of common shares refers to the number of common shares calculated after adjusting for the changes in issued and outstanding common shares over a reporting period.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

In presenting IGI’s financial results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP measures, which may be defined and calculated differently by other companies, help to explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

Reconciliation of Combined Ratio to Accident Year Combined Ratio Prior to CAT Losses

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis.

	Quarter Ended September 30,		Nine Months Ended September 30,
(In millions of U.S. Dollars, except percentages)	2024	2023	2024	2023
Net premiums earned (a)	$126.1	$108.9	$362.5	$332.2
Net loss and loss adjustment expenses (b)	$(65.0)	$(40.6)	$(164.3)	$(134.4)
Net policy acquisition expenses (c)	$(19.7)	$(18.6)	$(59.5)	$(58.3)
General and administrative expenses (d)	$(23.8)	$(20.5)	$(68.3)	$(56.3)
Prior years unfavorable (favorable) development (e)	$7.0	$(13.8)	$(34.4)	$(41.3)
Catastrophe (“CAT”) losses (f)*	$12.5	$4.8	$37.4	$28.8

Combined ratio ((b+c+d)/a)**	86.0%	73.2%	80.5%	74.9%
Minus: Prior years unfavorable (favorable) development (e/a)	5.6%	(12.7)%	(9.5)%	(12.4)%
Accident year combined ratio	80.4%	85.9%	90.0%	87.3%
Minus: CAT losses on an accident year basis (f/a)	9.9%	4.4%	10.3%	8.7%
Accident year combined ratio prior to CAT losses	70.5%	81.5%	79.7%	78.6%

*	The CAT losses for the quarter ended September 30, 2024 are primarily attributable to $7.7 million of combined reserves recorded for the earthquake in Taiwan (in the Short-tail and Reinsurance Segments) and flooding in the United Arab Emirates and Oman, Southern Germany and Morocco (in all segments).

The CAT losses for the quarter ended September 30, 2023 are primarily attributable to $1.1 million of combined reserves recorded for the earthquake in Turkey (in the Reinsurance Segment) and adverse weather conditions in Oman (in the Short-tail Segment), and a general CAT load of $1.8 million.

The CAT losses for the nine months ended September 30, 2024 are primarily attributable to $15.7 million of reserves recorded for the earthquake in Taiwan (in the Short-tail and Reinsurance segments) and flooding in the United Arab Emirates and Oman, Southern Germany and Morocco (in all segments), and a general CAT load of $16.0 million.

The CAT losses for the nine months ended September 30, 2023 are primarily attributable to $13.9 million of combined losses recorded for the earthquake in Turkey (in the Reinsurance Segment) and flooding in New Zealand from Cyclone Gabrielle (in the Short-tail Segment) and adverse weather conditions in Oman (in the Short-tail Segment), and a general CAT load of $11.4 million.

**	See “Supplementary Financial Information - Combined Ratio (Unaudited)”

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

The table below illustrates the split of loss ratio between current accident year, current year CAT losses, which are included in ‘Net loss and loss adjustment expenses’, and prior years’ loss development as follows:

	Quarter Ended September 30,				Nine Months Ended September 30,
	2024		2023		2024		2023
(in millions of U.S. Dollars, except percentages)	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned
Current year net incurred claims and loss ratio	$65.0	51.5%	$40.6	37.3%	$164.3	45.3%	$134.4	40.5%
Minus: Current accident year CAT losses	$12.5	9.9%	$4.8	4.4%	$37.4	10.3%	$28.8	8.7%
Minus: Effect of prior years’ development	$7.0	5.6%	$(13.8)	(12.7)%	$(34.4)	(9.5)%	$(41.3)	(12.4)%
Current Accident year (Prior to CAT losses)	$45.5	36.0%	$49.6	45.6%	$161.3	44.5%	$146.9	44.2%

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting net income for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Consolidated Statements of Income” from net income for the period and tax effecting each line item (resulting in each item being a non-GAAP measure), as illustrated in the table below:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except for percentages and per share data)	2024	2023	2024	2023
Net income for the period	$34.5	$10.9	$105.1	$85.2
Reconciling items between net income for the period and core operating income:
Net realized gain on investments	$(0.1)	$(4.7)	$(0.2)	$(4.7)
Net unrealized loss (gain) on investments	$1.8	$5.9	$(2.2)	$(2.1)
Tax impact of Net unrealized loss (gain) on investments(i)	$0.1	$(0.1)	$0.2	-
Change in allowance for expected credit losses on investments	$(0.1)	$0.2	$0.1	$(0.1)
Tax impact of Change in allowance for expected credit losses on investments(i)	-	$(0.1)	$(0.1)	$(0.1)
Change in fair value of derivative financial liabilities	$1.7	$17.2	$4.9	$20.5
Expense related to conversion of warrants in cash(ii)	-	$2.0	-	$2.0
Net foreign exchange (gain) loss	$(8.6)	$6.5	$(4.7)	$3.4
Tax impact of Net foreign exchange (gain) loss(i)	$1.4	$(1.5)	$0.8	$(0.4)
Core operating income	$30.7	$36.3	$103.9	$103.7
Average shareholders’ equity (iii)	$619.9	$468.5	$596.0	$440.5
Core operating return on average equity (annualized) (iv) and (vi)	19.8%	31.0%	23.2%	31.4%
Diluted core operating earnings per share (v)	$0.67	$0.79	$2.29	$2.22
Return on average equity (annualized) (vi)	22.3%	9.3%	23.5%	25.8%

i.	The tax impact was calculated by applying the prevailing corporate tax rate of each subsidiary to the gross value of the relevant reconciling items as recognized separately by the subsidiaries on a standalone basis.

ii.	This expense is included in the ‘Other expenses’ line item in the condensed consolidated statements of income.

iii.	Represents the total shareholders’ equity at the end of the reporting period plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.

iv.	Represents annualized core operating income for the period divided by average shareholders’ equity.

v.	Represents core operating income attributable to vested equity holders divided by weighted average number of vested common shares – diluted as follows:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except per share information)	2024	2023	2024	2023
Core operating income for the period	$30.7	$36.3	$103.9	$103.7
Minus: Core operating income attributable to earnout shares	$0.1	$2.3	$1.3	$6.7
Minus: Dividends attributable to restricted share awards	-	-	$0.6	-
Core operating income available to common shareholders (a)	$30.6	$34.0	$102.0	$97.0
Weighted average number of shares – diluted (in millions of shares) (b)	45.8	43.0	44.6	43.7
Diluted core operating earnings per share (a/b)	$0.67	$0.79	$2.29	$2.22

vi.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period.

The Company has posted a Third Quarter 2024 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”(Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” “commitment,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably, and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) risks related to fluctuations in global currencies including the UK Pound Sterling, the Euro, and the U.S. Dollar; (5) the outcome of any legal proceedings that may be instituted against the Company; (6) the effects of the war between Russia and Ukraine; (7) the effects of the hostilities between Israel, Hamas, Hezbollah, and Iran; (8) the inability to maintain the listing of the Company’s common shares on Nasdaq; and (9) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that is required by law.

IGI Contacts:

Investors:
Robin Sidders, Head of Investor Relations
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.abujaber@iginsure.com